January 29, 2003


Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.  20549

Re:   Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On behalf of Credicorp Ltd. (the "Company"), I hereby notify you of the following Material Event on the Company's Report on Form 6-K (the "Form 6-K"). The attached Material Event ("Hecho de Importancia") are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

-- Notice of Material Event, submitted to CONASEV and the "Bolsa de Valores de Lima" on January 27, 2003.

Please direct any questions or comments you may have regarding this filing to the undersigned at 156 Calle Centenario, La Molina, Lima - 12 Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Credicorp Ltd.

                                            /s/ Ray Campos
                                            --------------
                                            Name: Ray Campos
                                            Title:   Authorized Representative

                        SECURITIES AND EXCHAGE COMMISSION
                              Washington, DC 20549


                                    --------


                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            For the January 24, 2003


                                 Credicorp Ltd.
                                 Clarendon House
                                  Church Street
                             Hamilton HM 11 Bermuda

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   x            Form 40-F
                                     -----                    -----


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   x
                               -----                    -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 27, 2003

Dear Sirs:

In accordance with articles 10 and 28 of the Capital Markets Law and CONASEV resolution number 107-2002-EF/94.10, Credicorp Ltd. complies in notifying you of the following Material Event:

In a session held on January 24, 2003, Credicorp's Board of Directors agreed to set the date for the Annual General Shareholder's meeting for March 28, 2003 at 3:00pm at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melarejo, in La Molina, Lima, Peru to attend to the following matters:

-- The consideration and approval of the company's Annual Report for the year ended on December 31, 2002;
-- The consideration and approval of the company's consolidated financial statements and independent auditors report for the year ended December 31, 2002;
-- Approval of the company's external auditors for 2003, and the authorization for the Board to agree upon their fees.

The Board has established that those shareholders who have purchased shares of the Company on or before February 7, 2003 and who are officially registered as shareholders of the company on February 12, 2003 (Record Date) will be entitled to attend and vote in the above mentioned shareholder's meeting.

In accordance with the company's Bye-laws, if a quorum is not met in the first instance then the meeting will be postponed until the following week at the same place and time.

This announcement has been made in accordance with the Laws of Bermuda, and as per the recommendations of the New York Stock Exchange, as to duly notify all shareholders in anticipation of the shareholder's meeting.

The company's 2002 Annual Report and the independent Auditors Report and Opinion will be approved by the Board prior to being considered at the Annual General Shareholders meeting, at which time said documents will be presented to the CONASEV in accordance with the new regulations for Material Events and Reserved Information and Other Communications as approved by CONASEV Resolution No. 107-2002/EF/94.10.

Sincerely,

/s/ Mario Ferrari
-----------------
Mario Ferrari
Credicorp Ltd.